HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                  July 17, 2007

Sonia Barros
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Tongji Healthcare Group, Inc.
            Registration Statement on Form SB-2
            File No. 333-140645

      This office represents Tongji Healthcare Group, Inc. (the "Company"). In reference to the staff's letter dated June 22, 2007 we would like to address comments 1, 2, and 3 before filing an amendment to the registration statement.


C-1 The risk factor which is the subject of this comment has been revised to read as follows:

           The Chinese health care industry is extensively regulated and if we are unable to comply with all regulations we may lose our right to be reimbursed for medicare patients be fined or could lose our license to operate our hospital.

           The healthcare industry in China is subject to extensive governmental laws and regulations relating to licensure, conduct of operations, ownership of facilities, addition of facilities and services, and fees for services. These laws and regulations are complex and, in many instances, the healthcare industry does not have the benefit of significant regulatory or judicial interpretation.

           During year ended December 31, 2006 we derived approximately 41% of our revenues from services provided to Medicare patients. The medicare accreditation is valid for only one year and must be renewed on an annual basis. If we do not maintain high standards for patient care the agencies which administer the Medicare program have the authority to terminate our ability to receive reimbursement from the Medicare funds.

           Fines for violation of regulations could be as high as $650 per incident. If the license to operate our hospital was revoked we would have to cease operations and it would take at least six months before we could be approved for a new license.


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           See the "Business" section of this prospectus for more information concerning these laws and regulations.

C-2 In the Risk Factor which is the subject of this comment the Company has briefly described the nature of the proposed regulations which, if implemented, could:

          o    prevent sales of drugs and medications by hospitals,
          o change the prices the Company can charge for medical services and medications, and
          o    increase the number of healthcare facilities.

       Insofar as quantifying the potential impact of these regulations, the risk factor states that (i) during the year ended December 31, 2006 approximately 50% of the Company's revenues were derived from the sales of drugs and medications and (ii) increasing the number of healthcare facilities would increase competition. However, the risk factor also states that the Company cannot predict the impact of these proposed changes.

       Based upon the foregoing, we believe that the Company, in the risk factor as written, has either provided all disclosures requested by the staff which the Company is able to provide or has indicated why it is unable to provide the other disclosures requested by the staff.

C-3    This risk factor which we propose to add reads as follows:

           Fluctuations in exchange rates could reduce our revenues.

           Although we use the United States dollar for financial reporting purposes, all of the transactions by our operating subsidiary are denominated in PRC's RMB. Although the exchange rate of the RMB may fluctuate wildly against the U.S. dollars we do not currently engage in hedging activities to protect against foreign currency risks. Even if we chose to engage in hedging activities, we may not be able to do so effectively. Our assets and liabilities are translated at the exchange rates as of the balance sheet date and our income and expenditures are translated at the average exchange rate of the year. The exchange rates of RMB to the U.S. dollar (i.e. the number of RMB that could be purchased for one U.S. dollar) declined from 8.0702 at December 31, 2005 to 7.8217 at December 31, 2006. The average exchange rate for the year ended December 31, 2005 was 8.1734 and declined to 7.9487 during the year ended December 31, 2006. The exchange rate also declined between March 31, 2007 and December 31, 2006. Due to the difference in the exchange rates, we recorded small amounts as comprehensive income for the years ended December 31, 2006 and 2005, and for the three months ended March 31, 2007 and 2006.


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

           However, if the exchange rate were to increase we would experience a currency translation loss for purposes of our comprehensive income.

      Please advise if our proposed responses to these comments are acceptable to the staff.

                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.



                                           William T. Hart




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